Mail Stop 4561

October 8, 2008

George Metrakos
Chief Executive Officer
GMS Capital Corp.
1224 Washington Avenue
Miami, Florida 33139

Re: GMS Capital Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 22, 2008
File No. 333-151684

Dear Mr. Metrakos:

We have reviewed your amended filing and have the following comment.

Liquidity and Capital Resources, page 27

1. Please refer to comment 1 of our prior letter dated July 11, 2008. Your revised
disclosure indicates on page 28 that your "current level of gross margin is adequate to
cover all of the operating expenses for the business operating at the current revenue
levels." Please provide support for this statement in quantified terms and in doing so,
discuss the substantial negative cash flow from operations in the period ended June
30, 2008 or subsequent interim period. Tell us how this statement regarding the
adequacy of your cash flows from operations is consistent with the precipitous drop
in revenue levels and negative cash flows from operations in the first and second
quarters of 2008 and with the auditors' going concern opinion. If you are unable to
establish that your current cash resources will be sufficient to fund your planned
operations for a period of at least 12 months, disclose the number of months your
current cash resources will fund and the amount required to meet your expected
capital requirements for the remaining months. To the extent you plan to rely on
loans from shareholders and officers or sales of company assets as the source of
capital needed to fund the remaining months, please include an unambiguous
statement to this effect and disclose any material uncertainties regarding the ability to
obtain funds in needed amounts from those or other sources.

Any questions should be directed to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to me at 202-551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: 305-531-1274
        Joseph I. Emas, Esq.